SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

ITERIS, INC.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

46564T107
(CUSIP Number)

D. Kyle Cerminara
Fundamental Global Investors, LLC
4201 Congress Street, Suite 140
Charlotte, North Carolina 28209
(704) 323-6851

William P. Kelly
RELM Wireless Corporation
7100 Technology Drive
West Melbourne, Florida 32904
(321) 984-1414

With a copy to:
Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
_______________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46564T107	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,126,948
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,126,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,126,948*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO
 ________________
*In addition, CWA Asset Management Group, LLC, 50% of which is owned by Fundamental Global Investors, LLC, holds 99,578 shares of Common Stock for the accounts of individual investors.

CUSIP No. 46564T107	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 261,231
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 261,231
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 261,231
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46564T107	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 250,789
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 250,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 250,789
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46564T107	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON RELM Wireless Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,614,928
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,614,928
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,614,928
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 46564T107	SCHEDULE 13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,751*
	8	SHARED VOTING POWER 2,126,948
	9	SOLE DISPOSITIVE POWER 10,751*
	10	SHARED DISPOSITIVE POWER 2,126,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,137,699*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

________________
*Includes 8,146 restricted stock units.

CUSIP No. 46564T107	SCHEDULE 13D	Page 7 of 10 Pages

This Amendment No. 5 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 5”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 26, 2016 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, $0.10 par value per share (the “Common Stock”), of Iteris, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 5, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

Information regarding the identity and background of each executive officer and director of RELM is set forth on Schedule B to this Statement.  Each of the individuals identified on Schedule B to this Statement is a U.S. citizen.

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule B to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule B to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

On August 16, 2017, in connection with his decision not to stand for re-election to the Company’s Board of Directors at its 2017 Annual Stockholder Meeting (the “2017 Annual Meeting”), Mr. Cerminara, Chief Executive Officer of Fundamental Global Investors, LLC and Chairman of the Board of Directors of RELM Wireless Corporation, entered into a letter agreement with the Company, pursuant to which Mr. Cerminara agreed to a standstill on behalf of himself and the Reporting Persons with regard to the 2017 Annual Meeting and to vote his shares, and to cause the shares held by the Reporting Persons to be voted, for the slate of directors nominated by the Company at the 2017 Annual Meeting. The Company agreed to accelerate the vesting of Mr. Cerminara’s 8,146 restricted stock units as of the date of the 2017 Annual Meeting. The letter agreement is filed as Exhibit 99.1 to this Statement and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Information set forth in Item 4 is incorporated herein by reference.

Pursuant to rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 5, which agreement is set forth on the signature page to this Statement.

Item 7. Material to Be Filed as Exhibits.

99.1
Agreement, dated as of August 16, 2017, by and between Iteris, Inc. and Mr. Cerminara.

CUSIP No. 46564T107	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: August 22, 2017

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

LEWIS M. JOHNSON

/s/ Lewis M. Johnson

JOSEPH H. MOGLIA

/s/ Joseph H. Moglia

RELM WIRELESS CORPORATION

/s/ William P. Kelly
William P. Kelly
EVP and Chief Financial Officer

CUSIP No. 46564T107	SCHEDULE 13D	Page 9 of 10 Pages

Schedule B

Identity and Background of Executive Officers of RELM Wireless Corporation

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
Timothy A. Vitou	7100 Technology Drive West Melbourne, FL 32904	President RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904
William P. Kelly	7100 Technology Drive West Melbourne, FL 32904	Executive Vice President and Chief Financial Officer RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904
James R. Holthaus	7100 Technology Drive West Melbourne, FL 32904	Chief Technology Officer RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904
James E. Gilley	7100 Technology Drive West Melbourne, FL 32904	Chief Scientist RELM Wireless Corporation 7100 Technology Drive West Melbourne, FL 32904

Identity and Background of Directors of RELM Wireless Corporation

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted
D. Kyle Cerminara Chairman of the Board of RELM	4201 Congress Street, Suite 140 Charlotte, NC 28209 11422 Miracle Hills Drive Suite 300 Omaha, NE 68154 131 Plantation Ridge Drive Suite 100 Mooresville, NC 28117
Chief Executive Officer
Fundamental Global Investors, LLC
4201 Congress Street, Suite 140
Charlotte, NC 28209

Chief Executive Officer and
Chairman of the Board of Directors
Ballantyne Strong, Inc.
11422 Miracle Hills Drive, Suite 300
Omaha, NE 68154

Ballantyne Strong, Inc. is a publicly-held holding company with diverse business activities focused on serving the cinema, retail, financial, and government markets.

Lewis M. Johnson	c/o CWA Asset Management Group, LLC 9130 Galleria Court Third Floor Naples, FL 34109 c/o Fundamental Global Investors, LLC 4201 Congress Street Suite 140 Charlotte, NC 28209	CWA Asset Management Group, LLC 9130 Galleria Court, Third Floor Naples, FL 34109 Co-Founder and Partner Fundamental Global Investors, LLC 4201 Congress Street, Suite 140 Charlotte, NC 28209

CUSIP No. 46564T107	SCHEDULE 13D	Page 10 of 10 Pages

General E. Gray Payne	c/o The Columbia Group 100 M Street SE, Suite 900 Washington, D.C. 20003
Senior Vice President
The Columbia Group
100 M Street SE, Suite 900
Washington, D.C. 20003

The Columbia Group is a federal consulting firm working with the Department of Defense, Department of Homeland Security, NOAA and private clients.

Charles T. Lanktree	7100 Technology Drive West Melbourne, FL 32904	President and Chief Executive Officer Eggland’s Best, LLC 2 Ridgedale Avenue, Suite 201 Cedar Knolls, NJ 07927 Eggland’s Best, LLC is a distributor of nationally branded eggs.
Ryan R.K. Turner	7100 Technology Drive West Melbourne, FL 32904	Vice President of Strategic Investments Ballantyne Strong, Inc. 11422 Miracle Hills Drive, Suite 300 Omaha, NE 68154
Ballantyne Strong, Inc. is a publicly-held holding company with diverse business activities focused on serving the cinema, retail, financial, and government markets.
John W. Struble	7100 Technology Drive West Melbourne, FL 32904	Chief Financial Officer IntraPac International Corporation 136 Fairview Road, Suite 320 Mooresville, NC 28117 IntraPac International Corporation is a private equity owned manufacturing company.
Michael R. Dill	7100 Technology Drive West Melbourne, FL 32904
President, Aerospace, Power Generation and
General Industrial divisions
AFGlobal Corporation
945 Bunker Hill Rd, Suite 500
Houston, TX 77024

AFGlobal Corporation is a privately-held, integrated technology and manufacturing company.